Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

The following are slides comprising a presentation that was given by Alex Vanselow, Chief Financial Officer, BHP Billiton on August 18, 2008.

August 2008 Alex Vanselow Chief Financial Officer Preliminary Results – Sales Team Briefing

Preliminary Results - Sales Team Briefing
Slide 2
Disclaimer
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(“BHP Billiton")
accept responsibility for the information contained in this presentation. Having taken all reasonable care to ensure that such is the case, the information contained in this presentation is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.
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therewith. Information about Rio Tinto plc and Rio Tinto Limited
(“Rio Tinto")
is based on public information which has not been independently verified.
This presentation is for information purposes only and does not constitute or form part of any offer for sale or issue of any securities or an offer or invitation to purchase or
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Certain statements in this presentation are forward-looking statements (including statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as "intends," "expects," "anticipates," "targets," plans," "estimates" and words of similar import.) These statements are based on current expectations and beliefs and numerous assumptions regarding BHP Billiton's present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions, expectations and beliefs may or may not prove to be correct and by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially.
Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements include, but are not limited to,
BHP Billiton's ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals,
Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of any transaction, and the risk factors discussed in BHP Billiton's and Rio Tinto’s filings with the U.S. Securities and Exchange Commission
("SEC")
(including in Annual Reports on Form 20-F) which are available at the SEC's website
(http://www.sec.gov).  Save as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX
Limited, BHP Billiton undertakes no duty to update any forward-looking statements in this presentation.

Preliminary Results - Sales Team Briefing
Slide 3
Disclaimer continued
No statement concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this presentation should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.
Information Relating to the US Offer for Rio Tinto plc
BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the SEC a
Registration Statement (the “Registration Statement”), which will contain a prospectus (the “Prospectus”), as well as other relevant materials.  No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.
U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION
STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL
TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL
CONTAIN IMPORTANT INFORMATION.
Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC's website (http://www.sec.gov), once such documents are filed with the SEC.  Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.
Information for US Holders of Rio Tinto Limited Shares
BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio
Tinto Limited shareholders should carefully consider the following:
The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US
It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.
You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.
BHP Billiton results are reported under International Financial Reporting Standards (IFRS). References to Underlying EBIT and Underlying EBITDA exclude any exceptional items.  A reconciliation to profit from operations is contained within the profit announcement
References in this presentation to “$” are to United States dollars unless otherwise specified.

Preliminary Results - Sales Team Briefing
Slide 4
Overview – Year ended June 2008
• HSEC
• Outstanding operating and financial results
– Annual production records set in 7 commodities
– Underlying EBITDA up 22% to US$28.0 billion
– Underlying EBIT up 21% to US$24.3 billion
– Attributable profit of US$15.4 billion, up 12%
– Earnings per share of 275 US cents, up 18%
• Underlying EBIT margin and ROCE of 48% and 38% respectively
• Growth projects proceeding well with significant volume growth achieved in FY2008 and expected in FY2009
• Final dividend rebased to 41 US cents per share an increase of 52%, consistent with outlook and higher earnings and cash flow
,

Preliminary Results - Sales Team Briefing
Slide 5
Outstanding results driven by strategy and execution
Notes:
a) FY2002 to FY2005 calculated on the basis of UKGAAP. Subsequent periods calculated under IFRS.
Underlying EBIT
(a)
(US$bn)
H2
H1
9.6
14.7
3.1
3.5
5.5
9.9
15.3
20.1
24.3
0
5
10
15
20
25
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008

FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009E

bhpbilliton
resourcing the future

Preliminary Results - Sales Team Briefing
Slide 6
0
50
100
150
200
A track record of project delivery
Copper equivalent production growth
(a)
(Indexed, 100=FY2001)
• Projects successfully delivered:
– 44 since the DLC merger
– 10 completed in FY2008
• 10% growth estimated in FY2009
• Completed projects ramping up in FY2009
– Atlantis South, Genghis Khan,
Samarco, Ravensthorpe/Yabulu Exp.,
Cliffs, Koala Underground, Spence,
Escondida Sulphide Leach and
Pinto Valley
• First production expected in FY2009
– GEMCO, Neptune, Shenzi, NWS
Train 5, NWS Angel and Alumar
Notes:
a) Production from continuing operations converted to copper equivalent units using FY2008 average realised prices.

Preliminary Results - Sales Team Briefing
Slide 7
Diversity = Stability and Strength
%
EBIT Margin
(1)
FY2002
FY2003 FY2004
FY2005
FY2006
FY2007 FY2008
0
10
20
30
40
50
60
70
80
H1 H2 H1 H2 H1 H2 H1 H2 H1 H2 H1 H2 H1 H2
Petroleum
Aluminium
Base Metals
D&SP
SSM
Iron Ore
Manganese
Met Coal
Energy Coal
BHP Billiton
(1) FY2002 to FY2005 are calculated under UKGAAP. Subsequent periods are calculated under IFRS.
All periods exclude third party trading activities.

Preliminary Results - Sales Team Briefing
Slide 8
Short-term global challenges exist
• Global economic activity is moderating
• Financial market instability, housing
market decline and inflationary
pressures
• Emerging economies not immune
– Inflationary pressures
– Some decline in fixed asset
investment growth (isolated to
a small number of industries)
– Exchange rate appreciation
reducing export competitiveness
0%
2%
4%
6%
Jun-06 Sep-06 Dec-06 Mar-07 Jun-07 Sep-07 Dec-07 Mar-08 Jun-08
United States annual GDP growth
(a)
(Annual growth, %)
China annual GDP growth
(b)
(Annual growth, %)
8%
10%
12%
14%
Jun-06 Sep-06 Dec-06 Mar-07 Jun-07 Sep-07 Dec-07 Mar-08 Jun-08
Notes:
a) Source: US Department of Commerce, Bureau of Economic Analysis.
b) Source: CEIC

Preliminary Results - Sales Team Briefing
Slide 9
However, long-term fundamentals of emerging/developing
economies remain intact
2.8%
2.3%
1.3%
2.9%
3.5%
6.4%
6.7%
7.0%
9.8%
10.1%
9.4%
10.1%
0%
2%
4%
6%
8%
10%
12%
Average historical growth
CY1990-CY2000
Average historical growth
CY2001-CY2007
Average forecast growth
CY2008-CY2009
Average forecast growth
CY2010-CY2013
Developed Economies
Emerging & Developing Economies
China
Source: World economic outlook database, April 2008.
IMF world GDP growth
(%)

Preliminary Results - Sales Team Briefing
Slide 10
Supply-side constraints are limiting the industry’s response
• Equipment stress
• Industrial action and wage disputes
• Labour shortages
• Equipment shortages
• Significant cost pressures, including
fuel
• Energy and power constraints
• Declines in ore-grade levels
• Rising tariffs
• Infrastructure bottlenecks
• Developments are increasingly
tending to be:
– Smaller
– Lower grade
– Higher risk geographies
• Equipment shortages – longer lead
times and project delivery dates
• Rising capital costs
• Resources nationalism
Existing Supply Future Supply Growth

Preliminary Results - Sales Team Briefing
Slide 11
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
CY2007 CY2008 CY2009F CY2010F CY2011F CY2012F
Accelerating growth from a diversified portfolio of projects
% of growth CY2007-2012
(Estimated & unrisked)
Note: Growth in production volumes on a copper equivalent units basis between CY2007 and CY2012 calculated using BHP Billiton estimates for BHP Billiton production. Production volumes exclude BHP Billiton’s Specialty Products operation and all bauxite production. All energy coal business are included. Alumina volumes reflect only tonnes available for external sale. Conversion of production forecasts to copper equivalent units completed using long term consensus price forecasts, plus BHP Billiton assumptions for diamonds, domestic coal and manganese. Prices as at July 2008.
Production in copper equivalent tonnes
(Copper equivalent tonnes '000s)
45%
37%
18%
Steelmaking
Materials
Energy
Non-Ferrous

Preliminary Results - Sales Team Briefing
Slide 12
Ordinary dividends per share
(US cents per share)
0
10
20
30
40
50
60
70
FY2005 FY2006 FY2007 FY2008
H1 H2
0
50
100
150
200
250
300
FY2005 FY2006 FY2007 FY2008
Earnings per share
(US cents per share)
Note:
BHP Billiton’s EPS represents reported underlying EPS for the financial year ending 30 June.
Delivering superior returns to shareholders
CAGR 36% CAGR 37%

Preliminary Results - Sales Team Briefing
Slide 13
Summary
• Excellent operating and financial results
• Long-term demand outlook remains
strong despite some short-term
economic uncertainty
• Supply-side constraints are limiting the
ability for the industry to respond to
demand growth
• BHP Billiton’s portfolio of assets
focused in stable geographies provides
a competitive advantage
• Future growth being delivered from
lower risk projects
Liverpool Bay

Preliminary Results - Sales Team Briefing
Slide 14
Indicative Timetable for the Offer
Feb Mar Nov Dec Jan Oct Sep Aug Jul Jun May Apr Mar Feb Jan
2009 2008
6-Feb-2008
• BHP Billiton
announced pre-
conditional offers for
all of the outstanding
shares of Rio Tinto
Offer Announcement
Satisfaction of Regulatory Approval Pre-conditions
• 30-May-2008: Form CO filed with the European
Commission
• 3-Jul-2008: US merger review completed
• 4-Jul-2008: Entered into Phase 2 investigation with the
European Commission
• European Commission decision due by December 2008
• All regulatory processes expected to be completed or
waived by the end of 2008
Offer Period
Early 2009
• UK Offer Timetable
• 50% minimum
acceptance condition
must be satisfied in
both the Rio Tinto plc
and Rio Tinto Ltd
offers by Day 60